SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FRISCH’S RESTAURANTS, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

358748101

(CUSIP Number)

James R. Cummins, Esq.

Cummins & Brown LLC

Scripps Center

312 Walnut Street, Suite 1000

Cincinnati, Ohio 45202

(513) 241-6400

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 1, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358748101

Name of Reporting Persons.

Karen F. Maier

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)¨
(b) x

SEC Use Only

Source of Funds (See Instructions): N/A

Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e): ¨

Citizenship or Place of Organization: United States Citizen

Number of	7.	Sole Voting Power	309,784[a]
Shares Beneficially	8.	Shared Voting Power	0
Owned by Each Reporting	9.	Sole Dispositive Power	309,784[a]
Person With	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 309,784[a]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ¨

13.	Percent of Class Represented by Amount in Row (11) 6.1% [a]

14.	Type of Reporting Person (See Instructions) IN

a Includes 309,784 Shares of the Company (as these terms are defined in Item 1) over which Karen F. Maier has sole voting and dispositive power. Based on information from the Company, there were 5,078,968 Shares of the Company issued and outstanding as of August 5, 2013. Additionally, there are 67,835 Shares which can be acquired pursuant to the exercise of stock options within 60 days.

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Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, no par value (the "Shares"), of Frisch’s Restaurants, Inc. (the "Company"), an Ohio corporation. The address of the principal executive offices of the Company is 2800 Gilbert Avenue, Cincinnati, Ohio 45206.

Item 2. Identity and Background

a.	Karen F. Maier
b.	2800 Gilbert Avenue, Cincinnati, Ohio 45206
c.	Ms. Maier is the Vice President - Marketing and a Director of Frisch’s Restaurants, Inc.
d.	Ms. Maier has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
e.	Ms. Maier has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Ms. Maier being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
f.	Ms. Maier is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

On August 1, 2013, the following Shares were transferred to Karen F. Maier: (i) 57,476 Shares from the Jack C. Maier QTIP Trust, (ii) 4,094 Shares from the Annette Frisch Trust, (iii) 5,289 Shares from the Jack Maier Insurance Trust, (iv) 20,266 Shares from the Blanche Maier Trust, and (v) 2 Shares from the JBM Limited Partnership.

Item 4. Purpose of Transaction

See information in Item 3, above.

All Shares beneficially owned by Ms. Maier are held as a long-term investment in the Company. Ms. Maier intends to continually review her investment in the Shares and take such actions with respect to his investment as she deems appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, purchasing additional Shares, and disposing of Shares.

Except as described herein, Ms. Maier has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

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Item 5. Interest in Securities of the Issuer

(a) Based on information from the Company, there were 5,078,968 Shares of the Company issued and outstanding as of August 5, 2013Ms. Maier is deemed to beneficially own 309,784 Shares, or approximately 6.1% of the Shares deemed issued and outstanding as of August 5, 2013, which includes Ms. Maier’s 6,417 outstanding stock options remaining.

(b) Ms. Maier has sole voting and dispositive powers over all of the 309,784 Shares beneficially owned by her. See response to Item 2 for information regarding Karen F. Maier.

(c) Not applicable, as this is the first Schedule 13D filed for Karen F. Maier.

(d) Karen F. Maier has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by herself.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 8, 2013	By:	/s/ Karen F. Maier
Karen F. Maier

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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